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                         EXHIBIT 12

              CHORUS COMMUNICATIONS GROUP, LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                      YEAR ENDED DECEMBER 31
                           1998      1997       1996      1995      1994

In Thousands:
Net Income<F1>            $5,171    $5,136     $4,741    $4,572    $3,888

Income Tax
 Expense                   3,394     3,218      2,932     2,781     2,356

Interest Charges           1,727     1,301      1,408     1,203     1,132

Total Earnings            10,292     9,655      9,081     8,556     7,376

Interest Expense           1,727     1,301      1,408     1,203     1,132

Ratio                       5.96      7.42       6.45      7.11      6.52

<F1> For 1996, the amount is before extraordinary charge.

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